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                             April 27, 2022

       Jennifer F. Scanlon
       President and Chief Executive Officer
       UL Inc.
       333 Pfingsten Road
       Northbrook, Illinois 60062

                                                        Re: UL Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 7,
2022
                                                            CIK No. 0001901440

       Dear Ms. Scanlon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 7, 2022

       Market and Industry Data, page 2

   1. We note your revised disclosure on page 2 regarding your 2021 UL Brand Study, and we reissue our prior
comment 7 from our February 17, 2022 in part. Please identify the "specified markets"
on which you focused the study.
   2. We note your response to comment 2, including that you have revised the disclosure that previously referred to
the leading global consulting firm and the market analysis report to clarify that the
statements are based on the Company's beliefs and estimates, and that the statements in the
filing are supported in part by the market analysis report. Please revise the disclosure in your
filing to briefly describe the basis or assumptions underlying your estimates of the growth
of the global TIC market. In this regard, we specifically note your
 Jennifer F. Scanlon
UL Inc.
April 27, 2022
Page 2
      disclosures describing the projected size of the global TIC market and outsourced TIC market by 2024, and the related CAGR. Please also supplementally provide us with a copy of the market report supporting the relevant statements in the filing. Please contact the staff member associated with the review of this filing to discuss how to submit these materials.
       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                            Sincerely,
FirstName LastNameJennifer F. Scanlon
                                                            Division of
Corporation Finance
Comapany NameUL Inc.
                                                            Office of Trade &
Services
April 27, 2022 Page 2
cc:       Cathy A. Birkeland, Esq.
FirstName LastName